Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Pacific Rim Mining Corp. of our report dated June 6, 2006 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders and to the Registration Statement on Form S-8 (Sec no. 333.100832) initially filed with the Securities and Exchange Commission on October 28, 2002.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
July 25, 2008	CHARTERED ACCOUNTANTS